CARL ICAHN ISSUES OPEN LETTER TO SHAREHOLDERS OF
OSHKOSH CORPORATION

New York, New York, November 8, 2012, Carl Icahn today issued the following open letter to shareholders of Oshkosh Corporation:

Dear Fellow Oshkosh Shareholders,

Oshkosh’s Board of Directors recently sent a letter to all shareholders, rejecting and grossly misrepresenting my offer. The letter is frankly a blatant and insulting obfuscation of my intent and the facts.  I have made it abundantly clear that my simple and straightforward intent is to see the price of OSK shares go higher. Unlike management and incumbent directors who are, in my opinion, inordinately concerned with preserving their own jobs, their status and the empire which they have built for themselves, my interests are 100% aligned with shareholders, because I am a shareholder.  I have concluded that my tender, along with the subsequent proxy campaign, represents the clearest, most straightforward and least risky path towards realizing a higher share price for all shareholders.

I am not conducting this tender to take Oshkosh private.  I would be happy to have shareholders, rather than tender, simply join with me and support my board slate as we seek to drive the stock price higher through a breakup of Oshkosh’s disparate businesses.  For those who do not feel that this breakup can achieve a substantial increase in value, as well as those who are concerned about the future of the defense and construction markets, I have provided them a cash tender option at a substantial premium to where the shares were trading prior to my offer.  However, shareholders who are willing to take the risks inherent in the business could ride along with me to reap the reward of realizing the sum of the parts valuation.  Nonetheless, I would encourage all shareholders to tender before the December 3, 2012 deadline to send a strong message to this board that something more must be done to enhance shareholder value. All shareholders will have the opportunity to withdraw their shares from the tender offer, if they would like to continue to hold their OSK stock and thereby co-invest with me, just as they did in CVR Energy.

While this board has made numerous statements regarding the conditionality of my offer and their own intentions, which I believe are inaccurate and misleading, there is a simple fact which, in my opinion, trumps all others: When Charles Szews became COO and President of Oshkosh on October 1, 2007, the closing price of OSK shares was $61.95 per share.  Approximately five years later, on October 10, 2012, the day before I announced that I would commence a tender offer for Oshkosh, the closing price of OSK shares was $26.85 per share. It should also be noted that the year prior to Mr. Szews being appointed President and COO, the Fire & Emergency segment reported operating income of $107.5 million and in the last 12 months the segment LOST $12.9 million.  I believe that it is an indisputable fact that this board and their management team have established a track record of failure.  Oshkosh management, in my opinion, has spent the bulk of their effort providing excuses why they have not performed rather than working to provide shareholders a value enhancing strategic alternative.

While the Oshkosh board would like you to believe that they are willing to consider all options to increase value for shareholders, I believe that is simply not true. For the last 18 months we have made considerable overtures regarding the disparate nature and prospects of Oshkosh’s businesses. Despite both public and private statements that the board has “considered,” “studied” and “discussed internally” value enhancing options for shareholders, they have not taken outward confirmable action to determine if a transaction was feasible. In fact, in their recent SEC filing discussing the background to this tender, they mention the board meeting on six occasions to discuss the option of a poison pill, but only one mention in passing of the board discussing the M&A market. Moreover, they seem more than willing to pay investment banks hostile defense fees, yet unwilling to hire them to run a process which could result in a higher share price. Does this sound like a board concerned with maximizing shareholder value, or a board acting to maximize their own status and compensation?

Over the years, I have come to the belief that most profitable investments are based on simple self evident truths. While I believe it is self evident that the separation of JLG would enhance value, this board has continually stated that they fail to comprehend how a JLG spin-off would create value for shareholders. I suppose this is not surprising, as they are not meaningful shareholders in this company and increasing the stock price seems to me to not be their focus.  I believe that this separation is absolutely required to fully realize the value of Oshkosh’s assets.  After the tender and annual meeting is completed, if we prevail, we expect that the new board will investigate every possible strategy to separate these businesses so that it can be accomplished in the most efficient manner possible.  They may determine that it is more efficient to sell or spin the defense business outright thereby achieving our goal of separation. This is yet another option which the Oshkosh management team has refused to consider.

While conglomerate businesses typically trade at a discount to focused companies, which is also the case here, we believe the issue at Oshkosh is much more substantial. Actual shareholders should realize that the large defense business at Oshkosh is subject to substantial uncertainty concerning future project awards, profitability, risks associated with the ever changing management to shrink the business, and the results of the recent election and subsequent budget issues. This business is difficult to understand, difficult to model and the risk profile makes it a difficult stock to own for shareholders who are used to looking at machinery and construction equipment stocks.  We strongly believe that the cloud of uncertainty will be hanging around this defense business at least until the JLTV award is settled which might not be for years. Separate businesses would allow an investor to pick and choose the risks they are willing to take, based on their view of the valuation drivers.

Furthermore, I believe that focused and dedicated management teams, similar to the one which was able to build JLG into a valuable company from 1999 to 2006, will be able to drive consistent and substantial improvement in operating performance at JLG.  Under the stewardship of the current Oshkosh board, there have been five different heads of JLG in the last five years. How can a company develop a long-term growth and profitability strategy with a revolving door of senior managers, almost none of whom have any real industry experience?

It is time for shareholders to take control of their own company and remove a board and management with, in our view, an abysmal track record compounding years of poor financial and strategic performance with years of stock price depreciation.  We believe that a new board will establish focused and proven management teams, separate businesses to enhance the stock price and return value for shareholders. All shareholders who are in favor of the following actions should tender now to send a strong signal to management and realize that they can withdraw their shares from the tender at a later date if they would prefer to remain shareholders and seek to realize the upside benefit.

Very truly yours,

/s/ Carl C. Icahn

NOTICE TO INVESTORS
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SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, WILLIAM M. LASKY, JOSÉ MARIA ALAPONT, WILLIAM A. LEIDESDORF, DANIEL A. NINIVAGGI, MARC F. GUSTAFSON, JAMES COWAN, JAMES L. NELSON, JACK G. WASSERMAN, A.B. KRONGARD, KEITH COZZA, SUNGHWAN CHO, HUNTER GARY, ICAHN VEHICLES SUB LLC, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF OSHKOSH CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF OSHKOSH CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY MR. ICAHN AND CERTAIN OF HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2011, AS AMENDED.

THIS FILING IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES.  THE OFFER TO BUY SHARES OF OSHKOSH CORPORATION (THE "COMPANY") COMMON STOCK WAS MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT IEP VEHICLES SUB LLC, ("OFFEROR"), AN INDIRECTLY WHOLLY OWNED SUBSIDIARY OF ICAHN ENTERPRISES HOLDINGS LP, AS CO-BIDDER, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON OCTOBER 17, 2012.  ON OCTOBER 17, 2012, THE OFFEROR AND CO-BIDDER ALSO FILED A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC RELATING TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) CONTAIN, AND THE SOLICITATION/RECOMMENDATION STATEMENT FILED BY THE COMPANY WITH THE SEC ON OCTOBER 26, 2012, CONTAINS, IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. THE TENDER OFFER MATERIALS WERE SENT FREE OF CHARGE TO ALL STOCKHOLDERS OF THE COMPANY ON OR ABOUT OCTOBER 17, 2012. ALL OF THESE MATERIALS (AND ALL OTHER MATERIALS FILED BY THE OFFEROR OR THE COMPANY WITH THE SEC) ARE AVAILABLE AT NO CHARGE FROM THE SEC THROUGH ITS WEBSITE AT WWW.SEC.GOV.  INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE DOCUMENTS FILED WITH THE SEC BY DIRECTING A REQUEST TO D.F. KING & CO., INC. BY MAIL TO 48 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005, OR BY CALLING TOLL-FREE (800) 347-4750 OR (212) 269-5550.

Contact: Susan Gordon (212) 702-4309